This announcement is an advertisement for the purposes of the Prospectus Rules of the Financial Conduct Authority ("FCA") and not a prospectus and not an offer to sell, or a solicitation of an offer to subscribe for or to acquire, securities in any jurisdiction, including in or into the United States, Israel, Australia, Japan or the Republic of South Africa.

Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Investors should not purchase or subscribe for any shares referred to in this announcement other than solely on the basis of information that is contained in the prospectus published by the Company ("Prospectus") in connection with the proposed admission of its common shares to the standard listing segment of the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange plc ("LSE").

ADMISSION TO TRADING ON THE LONDON STOCK EXCHANGE EXPECTED ON 22 NOVEMBER 2019

November 18, 2019, Vancouver, BC - Taseko Mines Limited. (TSX:TKO, NYSE:TGB, LSE:TKO) ("Taseko" or the "Company"), a North American focused copper producer and developer, is pleased to announce that its Prospectus for the listing of the Company's common shares ("Common Shares") to the standard segment of the Official List and the LSE's Main Market for listed securities ("Admission") has been approved by the UK Listing Authority ("UKLA") and was published today, on its website at www.tasekomines.com/investors/lse-listing and is available under the Company's Sedar profile at www.sedar.com.  The approval of the Prospectus should not be understood as an endorsement of the securities admitted to trading on the LSE.

The Company expects that Admission will become effective and that unconditional dealings in the Common Shares will commence at 08.00 a.m. on Friday 22 November 2019, under the ticker "LSE:TKO".

A copy of the Prospectus has been submitted to the National Storage Mechanism and is available for inspection (subject to securities laws) at www.morningstar.co.uk/uk/NSM. Hard copies of the Prospectus will also be available during normal business hours at the offices of the Company's English legal advisers, Memery Crystal LLP, at 165 Fleet Street, London EC4A 2DY.

Stuart McDonald, President of Taseko, commented, "We are excited to commence trading on the LSE, and believe the listing will provide Taseko with much greater exposure to UK and European based generalist investors and also supplement the trading of our common shares on both our existing North American listings."

"The solid base of production and cash flow from our Gibraltar Copper Mine, combined with near-term and low-cost growth from our Florence Copper Project, presents an excellent investment opportunity.  With long life assets located in secure North American jurisdictions, and an experienced management team, we are in a unique position to benefit from an improving copper market," concluded Mr. McDonald.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
Chief Executive Officer and Director

UK Financial Public Relations

Tavistock                                                       +44 (0) 207 920 3150

Charles Vivian / Gareth Tredway

Financial Advisors

Velocity Trade Capital Limited                    +1 (416) 323 2153

Rusty Bell / Daniel Belchers

No regulatory authority has approved or disapproved of the information contained in this news release.  Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the securities.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•   uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•   uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•   uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•   uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;

•   our ability to comply with the extensive governmental regulation to which our business is subject;

•   uncertainties related to unexpected judicial or regulatory proceedings;

•   changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

•   changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•   the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

•   the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

•   the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•   environmental issues and liabilities associated with mining including processing and stock piling ore;

•   labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•   the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;

•   our reliance upon key personnel; and

•   uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.